STEVEN C. PLANCHARD Vice President, Associate General Counsel and Assistant Secretary Tel. 212-704-1355 Fax 212-704-2236 splanchard@interpublic.com	April 7, 2006

VIA EDGAR AND FIRST CLASS MAIL

Mr. Terry French

Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3720-CF/AD 11

450 Fifth Street., N.W.

Washington, D.C. 20549

Re:	The Interpublic Group of Companies, Inc. Item 4.02 of Form 8-K Filed on March 23, 2006 File No. 1-6686

Dear Mr. French:

We acknowledge receipt of your letter dated March 30, 2006 to Nicholas Camera of our company. As Mr. Dharia, SEC Staff Accountant, discussed with Nicolas Grabar, of our outside counsel Cleary Gottlieb Steen & Hamilton LLP, I am writing to confirm the timing for our response. We expect to provide a response on or before Monday, April 17.

Please let me know if I can provide any further information.

Very truly yours,

/s/ Steven C. Planchard
Steven C. Planchard

cc:

The Interpublic Group of Companies, Inc.
Nicholas J. Camera, Senior Vice President, General Counsel and Secretary
Christopher Carroll, Senior Vice President, Controller and Chief Accounting Officer

Cleary, Gottlieb, Steen & Hamilton, LLP

Nicolas Grabar
Christopher Fazekas